Exhibit (B)(2)
June 30, 2006

K-Two Holdco Limited Coral Towers Paradise Island, the Bahamas

With copies to:

Istithmar PJSC	The Related Companies, L.P.
Emirates Towers, Level 4	60 Columbus Circle
Sheikh Zayed Road — PO Box 17000	New York New York 10023
Dubai, United Arab Emirates	Attention: Jeff Blau
Attention: David Jackson, Chief Investment Officer

Colony Investors VII, L.P., a Delaware LP	Providence Equity Partners Inc.
Colony Capital, LLC	50 Kennedy Plaza
1999 Avenue of the Stars, Suite 1200	Providence, RI 02903
Los Angeles, CA 90067	Attn: Paul J. Salem
Attention: Jonathan H. Grunzweig, Principal and Chief Investment Officer

Whitehall Street Global Real Estate Limited Partnership 2005	World Leisure Group, Limited Ground Floor
Whitehall Street International Real Estate Limited	Sir Walter Raleigh House
Partnership 2005	48-50 The Esplanade
Whitehall Street Global Employee Fund 2005 L.P.	St. Helier, Jersey
Whitehall Street International Employee Fund 2005	JE1 4HH
(Delaware L.P.)	England
85 Broad Street
New York, NY 10004
Attn: Jonathan Langer
CONFIDENTIAL
Re: Acquisition Financing — Senior Secured Financing Commitment Letter
Ladies and Gentlemen:
          You have informed Credit Suisse Securities (USA) LLC (“CS Securities”) and Deutsche Bank Securities Inc. (“DB Securities”; together with CS Securities, each an “Agent” and, collectively, the “Agents”) that Istithmar PJSC, The Related Companies, L.P., Colony Investors VII, L.P., Colony Capital LLC, Providence Equity Partners Inc., Whitehall Street

Global Real Estate Limited Partnership 2005, Whitehall Street International Real Estate Limited Partnership 2005, Whitehall Street Global Employee Fund 2005 L.P., Whitehall Street International Employee Fund 2005 (Delaware L.P.) and their respective affiliates (collectively, the “Sponsors”), and Solomon Kerzner and Howard B. Kerzner and members of the management team of Kerzner International Limited (the “Target”) reasonably acceptable to the Agents (collectively, the “Management Investors” and, together with the Sponsors, the “Equity Investors”) intend to (i) form a Bahamian holding company (“Holdings”) which would acquire, through a newly formed corporation wholly-owned by Holdings and organized in the Bahamas or another jurisdiction reasonably satisfactory to the Agents (“Newco”), all of the equity interests in the Target, by way of a merger of Newco and Target (the “Acquisition” or the “Merger”) and (ii) concurrently with the consummation of the Acquisition, refinance (the “Refinancing”) substantially all of the existing indebtedness of the Target and its subsidiaries, excluding any of the Target’s outstanding 6-3/4% Senior Subordinated Notes due 2015 and 2.375% Convertible Senior Subordinated Notes due 2024 (collectively, the “Existing Notes”) which are not purchased pursuant to the Existing Notes tender offers described in the Acquisition Agreement (as hereinafter defined) (any such Existing Notes being herein called “Non-Tendered Existing Notes”; and such tender offers herein collectively called the “Existing Notes Tender Offer”). After giving effect to the Acquisition, Holdings will be a holding company that directly owns, and the sole asset of which is, all of the equity interests in the Borrower referred to below. As used herein, the term “Borrower” shall mean (x) at any time prior to the consummation of the Merger, Newco and (y) on and after the consummation of the Merger, Target or Newco as the surviving corporation of the Merger.
          In order to effect the Acquisition and the Refinancing, to pay all fees and expenses incurred in connection with the Transaction (as defined below) and to provide for the working capital needs and general corporate requirements of the Borrower and its subsidiaries after giving effect to the Acquisition (i) equity contributions shall be made to Holdings by the Equity Investors (which shall consist of at least $860.5 million of cash (of which at least $760.5 million shall be funded at the Closing Date), rollover equity provided by World Leisure Group and Howard B. Kerzner in the amount of $275.0 million and rollover equity provided by Istithmar in the amount of $364.5 million), in an aggregate amount of not less than 34% of the pro forma total consolidated capitalization of Holdings after giving effect to the Transaction as if the CMBS (as defined below) and the other Financing Transactions (as defined below) have funded in the maximum amount contemplated to occur at the Closing Date (as defined below) (the “Equity Financing”), (ii) the Borrower intends to borrow a mortgage loan secured by the Borrower’s Paradise Island assets, and one or more mezzanine loans (together with the mortgage loan, the “CMBS”) secured by pledges of the ownership interests in the owners of the Paradise Island assets, in the aggregate amount of $2,880 million1, with $2,380 million2 funded on the Closing Date (calculated before underwriting fees) on the terms and subject to the conditions in that certain Commitment Letter, dated on or about the date hereof(the “CMBS Commitment”),

[1]	The aggregate amount of the CMBS may be increased by the “Windstorm Tranche” (as defined in the Term Sheet attached hereto).

[2]	May increase to as much as $2,480 million to the extent up to $100.0 million of the required $860.5 million of cash is committed but not funded on the Closing Date.

between Column Financial, Inc. and you; provided that, to the extent that less than $2,380 million of gross cash proceeds are actually provided on the Closing Date (as defined below) from the CMBS, the amount needed to fund the “Maximum Interim Funding Amount” (as defined below), at the option of the Borrower, instead may be provided through a temporary increase of the Term Loan Facility (such increase, the “Interim Term Loan Amount”), and (iii) the Borrower intends to obtain a senior secured credit facility made available to the Borrower in the aggregate amount of $575 million (the “Senior Secured Financing”) (with the transactions described in preceding clauses (i) through (iii), as more fully described in the Term Sheet (as defined below), being herein collectively referred to as the “Financing Transactions” and, together with the Acquisition and the Refinancing, being herein collectively referred to as the “Transaction”). The “Maximum Interim Funding Amount” shall mean the sum of the amount needed to: (i) fund the Acquisition and the Refinancing (net of the $1,500 million of required equity, the amount of any funded CMBS and the $250 million of the Term Facility), (ii) pay all fees and expenses incurred in connection with the Transaction (but not for other uses), and (iii) fund into a reserve account controlled by the Agents ninety (90) days of estimated working capital for Holdings and its subsidiaries (the amount to be reasonably approved by the Agents, which as of the date hereof based on the budget provided to the Agents would be approximately $320 million assuming a closing on or about June 30, 2006), which working capital would be released to the Borrower in accordance with the budget approved by the Agents (the “Working Capital Reserve”). All funds required to finance the Acquisition and Refinancing, and to pay all fees and expenses incurred in connection with the Transaction, shall be provided pursuant to the Financing Transactions. Notwithstanding anything to the contrary contained elsewhere herein or in the Term Sheet, in the event that (i) the Existing Notes Tender Offer is consummated on or prior to the Closing Date and less than 100% of the Existing Notes are accepted for purchase pursuant to the Existing Notes Tender Offer, CS and DB shall be entitled to reduce their commitments under the Term Loan Facility in an aggregate amount equal to the aggregate principal amount of (and unpaid tender premiums associated with) the Non-Tendered Existing Notes or (ii) the Existing Note Tender Offer is not consummated on or prior to the Closing Date, on the date which occurs on the earlier of (x) the completion of the Existing Note Tender Offer or (y) 60 days following the Closing Date, the Lenders (as defined below) shall be entitled to reduce their commitments or require mandatory repayments of the Credit Facilities (as defined below) in an aggregate amount equal to the aggregate principal amount of (and unpaid tender premiums associated with) the Existing Notes which remain outstanding on such date.
          We understand that the Senior Secured Financing shall consist of (i) a $250 million “B” term loan facility (the “Permanent Term Loan Facility”), as such amount may be increased by the Interim Term Loan Amount described above (the “Term Loan Facility”), (ii) a $150 million delayed draw term facility (the “Delayed Draw Term Loan Facility”), and (iii) a $175 million revolving credit facility (the “Revolving Credit Facility” and, together with the Delayed Draw Term Loan Facility and the Term Loan Facility, the “Credit Facilities”); it being understood that (x) all of the Term Loan Facility shall be drawn on the closing date of the Acquisition (the date of such drawing, the “Closing Date”) and (y) subject to the conditions set forth in the Term Sheet (defined below), a portion of the proceeds of the Revolving Credit Facility in an amount to be agreed by the Borrower and the Agents may be utilized to make payments owing to effect the Acquisition or the Refinancing or to pay any fees and expenses incurred in connection with the Transaction. A summary of the principal terms and the conditions of the Credit Facilities is set forth in Exhibit A attached hereto, and certain conditions precedent for the Credit Facilities are described in Exhibit B attached hereto (collectively, the “Term Sheet”).
          Each of Credit Suisse, Cayman Islands Branch (“CS”) and Deutsche Bank AG — Cayman Islands Branch (“DB”) (each a “Commitment Party” and, collectively, the “Commitment Parties”) is pleased to confirm that, subject to the terms and conditions set forth herein and in the Term Sheet, it hereby severally (and not jointly) commits to provide 50% and 50%, respectively, of the Senior Secured Financing (with the commitment of each Commitment Party to be allocated ratably among the tranches comprising the Credit Facilities). It is agreed that (i) CS will act as sole Administrative Agent (in such capacity, the “Administrative Agent”) for a syndicate of lenders reasonably satisfactory to you who will participate in the Senior Secured Financing (together with CS and DB, the “Lenders”), (ii) CS Securities and DB Securities will act as Joint Lead Arrangers and Joint Book Running Managers (with CS Securities on the “left”) for the Senior Secured Financing (in such capacity, collectively, the “Joint Lead Arrangers”) and (iii) DB Securities will act as Syndication Agent for the Senior Secured Financing (in such capacity, the “Syndication Agent”). It is agreed that you may appoint up to three additional Joint Lead Arrangers (with CS Securities remaining “left” and DB Securities listed second), and may award up to five agent titles (inclusive of CS Securities, DB Securities and any other Joint Lead Arrangers appointed as contemplated above), in each case in consultation with CS Securities and DB Securities and with economic allocations to be mutually agreed (provided that in no event shall any persons other than CS Securities and DB Securities receive league table credit with respect to the Senior Secured Financing and provided further that Abu Dhabi Central Bank, to the extent that they participate, will be entitled to joint lead arranger and joint book running titles and will receive full fees for any amounts to which they commit). You agree that, except as contemplated by the immediately preceding two sentences, no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letters referred to below) will be paid in connection with the Senior Secured Financing unless you and we shall so agree.
          Each Commitment Party reserves the right to syndicate all or part of its commitment hereunder to one or more other Lenders that will become party to the definitive credit documentation for the Senior Secured Financing pursuant to a syndication to be managed by the Agents in active consultation with you. All aspects of the syndication of the Senior Secured Financing, including, without limitation, timing, potential syndicate members to be approached, titles, allocations and division of fees, shall be managed by the Agents in active consultation with you. You agree to actively assist the Agents in such syndication, including by using your commercially reasonable efforts to ensure that the Agents’ syndication efforts benefit materially from your existing lending relationships and to provide the Agents and the Lenders, promptly upon request, with all information reasonably deemed necessary by the Agents to complete successfully the syndication, including, but not limited to, (a) an information package for delivery to potential syndicate members and participants and (b) projections and all information prepared by you or your affiliates or advisors relating to the transactions described herein. You agree, at the request of CS Securities, to assist in the preparation of a version of the Confidential Information Memorandum and other marketing materials and presentations to be used in connection with the syndication of the Credit Facilities, consisting of exclusively of information and documentation that is either (i) publicly available (or contained in other securities offering documents related to the Acquisition) or (ii) not material with respect to Holdings, the Target, the Borrower or their respective subsidiaries or any of their respective securities for purposes of foreign, United States Federal or other securities laws mutually agreed to be relevant. You also agree to make available your representatives, and to cause the senior officers and representatives of Holdings, the Target and the Borrower to be available, in each case from time to time, and to attend and make presentations regarding the business and prospects of Holdings, Target, the Borrower and their respective subsidiaries to ratings agencies identified by the Agents and at a meeting or meetings of Lenders or prospective Lenders at such times and places as the Agents may reasonably request. The provisions of the preceding two sentences shall remain in full force and effect until the completion of the successful syndication of the Senior Secured Financing (as determined by the Agents). Furthermore, you agree to use your reasonable best efforts to obtain ratings for the Senior Secured Financing (in each case which may be of any level) from Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investor’s Services, Inc. (“Moody’s”). Notwithstanding the Agents’ rights to syndicate the Credit Facilities and receive commitments with respect thereto, the Commitment Parties may not assign all or any portion of their respective commitments hereunder prior to the initial funding under the Senior Secured Financing on the Closing Date. You agree to take all commercially reasonable actions necessary to satisfy the conditions precedent to the initial funding under the CMBS Commitment, and to refrain from and not permit or suffer to exist or occur any action or omission inconsistent with the timely closing of funding pursuant to the CMBS Commitment. It is agreed that, notwithstanding the foregoing, CS’ and DB’s obligation to fund the commitments hereunder on the Closing Date is not subject to syndication of the Credit Facilities.
          You represent and warrant that, to the best of your knowledge, (i) no written information which has been or is hereafter furnished by you or on your behalf in connection with the transactions contemplated hereby and (ii) no other information given at information meetings for potential syndicate members and supplied or approved by you or on your behalf (such written information and other information being referred to herein collectively as the “Information”) taken as a whole contained (or, in the case of Information furnished after the date hereof, will contain), as of the time it was (or hereafter is) furnished, any untrue statement of material fact or omitted (or will omit) as of such time to state any material fact necessary to make the statements therein taken as a whole not misleading, in the light of the circumstances under which they were (or hereafter are) made; provided that, with respect to Information consisting of statements, estimates and projections regarding the future performance of Holdings, Target, the Borrower and their respective subsidiaries (collectively, the “Projections”), no representation or warranty is made other than that the Projections have been (and, in the case of Projections furnished after the date hereof, will be) prepared in good faith based on assumptions believed to be reasonable at the time of preparation thereof (it being understood that the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control and that no assurance can be given that such Projections will be realized). You agree to supplement the Information and the Projections from time to time until the date of the initial borrowing under the Senior Secured Financing, as appropriate, so that the representations and warranties in the preceding sentence remain correct. You understand that, in syndicating the Senior Secured Financing, the Agents will use and rely on the Information and the Projections without independent verification thereof.

          Each Agent’s commitments and agreements hereunder are subject solely to the conditions set forth in the Term Sheet. Notwithstanding anything in this Commitment Letter (as defined below), the fee letters of even date herewith among the parties hereto (the “Fee Letters”), the definitive credit documentation for the Senior Secured Financing or any other letter agreement or other undertaking concerning the Transaction to the contrary, (i) the only representations relating to the Target (or the Borrower, as the case may be), its subsidiaries and their businesses the making of which shall be a condition to availability of the Credit Facilities on the Closing Date shall be (A) such of the representations made by the Target in the Amended and Restated Agreement and Plan of Merger dated April 30, 2006, by and among the Target, you and K-Two Subco Limited (as amended, the “Acquisition Agreement”) as are material to the interests of the Lenders, but only to the extent that you have the right to terminate your obligations under the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement, and (B) the Specified Representations (as defined below) and (ii) the terms of the definitive credit documentation for the Senior Secured Financing shall be in a form such that they do not impair availability of the Credit Facilities on the Closing Date if the conditions set forth in the Term Sheet are satisfied (it being understood that to the extent any Guarantee or any security interest, mortgage or other lien in the intended collateral or any deliverable related to the perfection of security interests, mortgage or other lien in the intended collateral (other than any collateral the security interest, mortgage or other lien in which may be perfected by the filing of a UCC financing statement) is not provided on the Closing Date after your use of commercially reasonable efforts to do so, the provision of such Guarantee or security interest(s), mortgage(s) or other lien(s) or deliverable shall not constitute a condition precedent to the availability of the Credit Facilities on the Closing Date but shall be required to be delivered after the Closing Date pursuant to arrangements described in the Term Sheet). “Specified Representations” means the representations of the Borrower and the Guarantors (as defined in the Term Sheet) set forth in the Term Sheet and relating to corporate power and authority to enter into the documentation relating to the Credit Facilities, due execution, delivery and enforceability of such documentation, Federal Reserve margin regulations, the Investment Company Act and, subject to clause (ii) of the preceding sentence, the perfection and priority of the security interests, mortgages or other liens granted in the proposed collateral.
          To induce the Agents to issue this letter (together with the Term Sheet, this “Commitment Letter”) and to proceed with the documentation of the proposed Senior Secured Financing, you hereby agree that all fees and expenses (including the reasonable fees and expenses of counsel and consultants) of each Agent and its affiliates arising in connection with this Commitment Letter and in connection with the Transaction and other transactions described herein (including in connection with our due diligence and syndication efforts and in our various Co-Agent (as defined below) capacities) shall be for your account and shall be payable on the Closing Date (and only if the Closing Date occurs). You further agree to indemnify and hold harmless each Agent, and each other agent or co-agent (if any) with respect to the Senior Secured Financing (including the Administrative Agent, each Joint Lead Arranger and the Syndication Agent, each in their capacity as such (each, a “Co-Agent”), each Lender (including in any event CS and DB) and their respective affiliates and each director, officer, employee, representative and agent thereof (each, an “indemnified person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any Agent, any Co-Agent, any Lender or any other such indemnified person as a result of or arising out of or in any way related to or resulting from the Transaction or this Commitment Letter and, upon demand, to pay and reimburse each Agent, each Co-Agent, each Lender and each other indemnified person for any reasonable legal or other out-of-pocket expenses paid or incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not any Agent, any Co-Agent, any Lender or any other such indemnified person is a party to any action or proceeding out of which any such expenses arise); provided, however, that you shall not have to indemnify any indemnified person against any loss, claim, damage, expense or liability to the extent same resulted from the gross negligence or willful misconduct of the respective indemnified person (as determined by a court of competent jurisdiction). Neither any Agent nor any other indemnified person shall be responsible or liable to you or any other person or entity for (x) any determination made by it pursuant to (and not constituting a material breach of) this Commitment Letter in the absence of gross negligence or willful misconduct on the part of such person or entity (as determined by a court of competent jurisdiction in a final and non-appealable judgment), (y) any damages arising from the unauthorized use by others of information or other materials wrongfully obtained through electronic or computer information transmission systems (including, without limitation, Syndtrak and Intralinks) or (z) any indirect, special, incidental, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) which may be alleged as a result of this Commitment Letter or the financing contemplated hereby.
          Each Agent (including in its capacities as Co-Agent) reserves the right to employ the services of its affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to its affiliates certain fees payable to each Agent in such manner as such Agent and its affiliates may agree in their sole discretion. You also agree that the Agents may at any time and from time to time assign all or any portion of its commitments hereunder to one or more of its affiliates. If any Interim Term Loan Amount is advanced on the Closing Date and remains outstanding, you agree to restructure the Credit Facilities as may be requested by the Agents to reflect multiple components of the Credit Facilities (including, without limitation, senior and junior notes or participations) or to document the Interim Term Loan Amount as a separate facility, each of which facilities may have differing Security (as defined in the Term Sheet), Guarantees (as defined in the Term Sheet) and other terms (but such restructuring may not change the conditions precedent to the initial funding on the Closing Date, the overall weighted average interest rate spread, or materially decrease Borrower’s rights or materially increase Borrower’s obligations relative to those set forth herein). You further acknowledge that (i) each Agent may share with any of its affiliates, and such affiliates may share with the Agents, any information related to the Transaction, Holdings, the Borrower, the Target, the Sponsors (and your and their respective subsidiaries and affiliates), or any of the matters contemplated hereby, and (ii) each Agent and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services and securities/brokerage services) to other companies in respect of which you or the Target may have conflicting interests regarding the transactions described herein and otherwise. Consistent with each Agent’s policy to hold in confidence the affairs of its clients, each Agent agrees (as to itself only) to treat, and cause any such affiliate of such Agent to treat, all non-public information provided to it by Holdings and the Borrower as confidential information.

          You agree that this Commitment Letter and the Fee Letters are for your confidential use only and that, unless each Agent has otherwise consented, neither their existence nor the terms hereof or thereof will be disclosed by you to any person or entity other than (a) your officers, directors, employees, accountants, attorneys and other advisors, and then only on a “need to know” basis in connection with the transactions contemplated hereby and on a confidential basis, (b) as reasonably required in connection with regulatory matters and (c) , with respect to the Commitment Letter, the Target and its advisors on a confidential basis in connection with the proposed Acquisition; provided that, (i) pursuant to second to last paragraph contained in the Fee Letters, certain provisions relating to market flex contained in the Fee Letters may be disclosed to the extent permitted under the terms of the Fee Letters, and (ii) the foregoing restrictions shall cease to apply (except in respect to the Fee Letters) following your acceptance of the provisions hereof and your return of an executed counterpart of this Commitment Letter and the Fee Letters to us as provided below. If this Commitment Letter is not accepted by you as provided below, please immediately return this Commitment Letter (and any copies hereof) to the undersigned.
          You hereby represent and acknowledge that, to the best of your knowledge, neither any Agent, nor any employees or agents of, or other persons affiliated with, any Agent, have directly or indirectly made or provided any statement (oral or written) to you or to any of your employees or agents, or other persons affiliated with or related to you (or, so far as you are aware, to any other person), as to the potential tax consequences of the Transaction.
          The reimbursement, indemnification, jurisdiction and confidentiality provisions contained herein and in the Fee Letters shall survive any termination of this Commitment Letter.
          In order to comply with the USA PATRIOT Act, each Agent and Lender must obtain, verify and record and you agree to provide at least three business days prior to the Closing Date information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the Patriot Act. Such information shall, among other things, sufficiently identify each entity (or individual) that enters into a business relationship with such Agent and Lender. As a result, in addition to your corporate name and address, each Agent and Lender will obtain and you agree to provide, at least three business days prior to the Closing Date, your corporate tax identification number and certain other information. Any Agent and Lender may also request and you agree to provide, at least three business days prior to the Closing Date, all relevant corporate resolutions and other identifying documents to the extent required for compliance. In addition to the foregoing, all client identification and verification rules and regulations under the laws of all relevant jurisdictions shall be satisfied.
          This Commitment Letter and the Fee Letters (and your rights and obligations hereunder and thereunder) shall not be assignable by any of the parties hereto to any person or entity without the prior written consent of the other parties (and any purported assignment without such consent shall be null and void). Any assignments of the commitments hereunder will not relieve the assignor from any of its obligations hereunder unless and until the assignee shall have funded the portion of the commitments so assigned. This Commitment Letter and the Fee Letters may not be amended or modified, or any provision hereof and thereof waived, except by an instrument in writing signed by you and each Agent. Each of this Commitment Letter and each Fee Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter or the Fee Letters by facsimile (or other electronic) transmission shall be effective as delivery of a manually executed counterpart hereof or thereof, as the case may be. This Commitment Letter and the Fee Letters shall be governed by, and construed in accordance with, the laws of the State of New York. This Commitment Letter and the Fee Letters set forth the entire agreement between the parties hereto as to the matters set forth herein and supersede all prior communications, written or oral, with respect to the matters herein. Matters that are not covered or made clear herein, in the Term Sheet or in the Fee Letters are subject to mutual agreement of the parties hereto. This Commitment Letter and the Fee Letters are intended to be solely for the benefit of the parties hereto and thereto and are not intended to confer any benefits upon, or create any rights in favor of, any person or entity other than the parties hereto or thereto (and indemnified persons) and may not be relied upon by any person or entity other than you. Neither this Commitment Letter nor the Fee Letters are intended to create a fiduciary relationship among the parties hereto or thereto.
          Each of the parties hereto hereby waives any right to trial by jury with respect to any claim, action, suit or proceeding arising out of or contemplated by this Commitment Letter or the Fee Letters. Each of the parties hereto hereby submits to the non-exclusive jurisdiction of the federal and New York state courts located in the county of New York in connection with any dispute related to this Commitment Letter, the Fee Letters or any matters contemplated hereby or thereby.
          Each Agent’s willingness, and commitments, with respect to the Senior Secured Financing as set forth above will terminate on the first to occur of (x) December 31, 2006, unless on or prior to such date the Transaction has been consummated and a definitive credit agreement evidencing the Senior Secured Financing (the “Credit Agreement”), shall have been entered into and the initial borrowings shall have occurred thereunder, or (y) any time after the execution of the Acquisition Agreement and prior to the consummation of the Transaction, the date of the termination of the Acquisition Agreement (other than with respect to ongoing indemnities, confidentiality provisions and similar provisions).
* * *

     If you are in agreement with the foregoing, please sign and return to the undersigned the enclosed copy of this Commitment Letter, together with a copy of the enclosed Fee Letters, no later than 10:00 p.m., New York time, on June 30, 2006. Unless this Commitment Letter and the Fee Letters are signed and returned by the time and date provided in the immediately preceding sentence, this Commitment Letter shall terminate at such time and date. Neither CS nor DB shall be deemed to have made any commitment hereunder unless and until this Commitment Letter is counter-signed by you and returned prior to the afore-mentioned date.
Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Dana F. Klein

Name: Dana F. Klein
Title: Managing Director

CREDIT SUISSE, CAYMAN ISLANDS BRANCH

By:	/s/ Bill O’ Daly

Name: Bill O’ Daly
Title: Director

By:	/s/ Rianka Mohan

Name: Rianka Mohan
Title: Associate

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Steven P. Lapham

Name: Steven P. Lapham
Title: Managing Director

By:	/s/ James Rolison

Name: James Rolison
Title: Director

DEUTSCHE BANK AG – CAYMAN ISLANDS BRANCH

By:	/s/ Steven P. Lapham

Name Steven P. Lapham
Title: Managing Director

By:	/s/ James Rolison

Name: James Rolison
Title: Director

Agreed to and Accepted this
30th day of June, 2006:
K-TWO HOLDCO LIMITED

By:	/s/ Howard B. Kerzner

Name: Howard B. Kerzner
Title: President

EXHIBIT A
SUMMARY OF PRINCIPAL TERMS
OF CREDIT FACILITIES
     Unless otherwise defined herein, capitalized terms used herein and defined in the letter agreement to which this Exhibit A is attached (the “Commitment Letter”) are used herein as therein defined.

I. Description of Credit Facilities

Borrower:	(i) At any time prior to the consummation of the Merger, Newco and (ii) on and after the consummation of the Merger, Target or Newco as the surviving corporation of the Merger (such relevant entity, the “Borrower”). In addition, the Borrower may elect to have a U.S. subsidiary act as an additional co-borrower under the Term Loan Facility.

Total Credit Facilities:	$575 million plus (if any) the Interim Term Loan Amount.

Credit Facilities:	1.	“B” term loan facility in an aggregate principal amount of $250 million (the “Permanent Term Facility”) plus, if applicable, an aggregate principal amount equal to the Interim Term Loan Amount (the “Interim Facility”) (collectively, the “Term Loan Facility”).

	2.	Delayed draw term loan facility in an aggregate principal amount of $150 million (the “Delayed Draw Term Loan Facility”).

	3.	Revolving credit facility in an aggregate principal amount of $175 million (the “Revolving Credit Facility” and, together with the Term Loan Facility and the Delayed Draw Term Loan Facility, the “Credit Facilities”).

A. Term Loan Facility

Use of Proceeds:	The loans made pursuant to the Term Loan Facility (the “Initial Term Loans”) may only be incurred on the date of the consummation of the Acquisition (the “Closing Date”), and the proceeds thereof shall be used solely to finance, in part, the Acquisition and the Refinancing (including to purchase, whether pursuant to tender offer or change of control offer, defease or discharge Existing Notes on the Closing Date or during the 60 day period following the Closing Date) and to pay the fees and expenses incurred in connection with the Transaction. To the extent the Interim Facility is drawn, the proceeds of the Interim Facility may also be used to fund the Working Capital Reserve.

The proceeds of the loans made under the Delayed Draw Term Loan Facility (the “Delayed Draw Term Loans”) shall be available (upon certain conditions to be agreed upon) to fund a portion of the investment and/or

Exhibit A

development or financing costs, including certain guarantees of project company borrowings associated with the acquisition and development costs incurred by the Borrower or one of its restricted subsidiaries in connection with existing, and future development projects to be mutually agreed upon.

The Initial Terms Loans and the Delayed Draw Term Loans are referred to herein, collectively, as the “Term Loans”.

Maturity:	Any amount (the “Interim Term Loan Amount”) of Term Loans funded on the Closing Date in excess of $250 million in lieu of CMBS proceeds shall be repaid in full on the date (such date, the “Initial Interim Loan Maturity Date” and as may be extended in accordance with the proviso hereto, the “Interim Loan Maturity Date”) that is three (3) months after the Closing Date to the extent outstanding on such date; provided, however that, (i) at the request of the Borrower, the Initial Interim Loan Maturity may be extended up to a maximum of forty-five (45) days, and (ii) at the option of the Agents in their sole and absolute discretion, the Interim Loan Maturity Date (as may have been previously extended as provided herein) may be extended on a month to month basis on one or more occasions to a date or dates not later than the one year following the Initial Interim Loan Maturity Date plus any extension requested by the Borrower pursuant to the preceding clause (i). The final maturity date (such date, as may be extended in accordance with the proviso hereto, the “Term Loan Maturity Date”) of the Term Loan Facility shall be the Interim Loan Maturity Date; provided, however, if the Interim Term Loan Amount (and all related interest and fees) is paid on or before the Interim Loan Maturity Date and no event of default then exists, then the final maturity of the Term Loan Facility shall automatically be extended to the date seven (7) years from the Closing Date. If no Interim Term Loan Amount is funded on the Closing Date, then the Term Loan Maturity Date shall be seven (7) years from the Closing Date.

Amortization:	(i) Without limiting the making of any mandatory prepayments expressly provided for herein, no amortization of the Term Loans shall be required before 2009. Thereafter, equal quarterly amortization shall be payable in quarterly installments equal to (i) during each of the years 2009 and 2010, 2.5% per annum of the aggregate principal amount of the Term Loans incurred and (ii) for each year thereafter, 1.0% per annum of the aggregate principal amount of the Term Loans incurred.

(ii) The remaining aggregate principal amount of Term Loans originally incurred shall be repaid in full on the Term Loan Maturity Date.

Availability:	Initial Term Loans may only be incurred on the Closing Date.

Exhibit A

Delayed Draw Term Loans shall be made available in one or more tranches in an aggregate principal amount up to (i) $75,000,000 during the period beginning on the Closing Date and ending on the date that is six months thereafter and (ii) $75,000,000 during the period beginning on the date that is six months after the Closing Date and ending on the date that is twelve months after the Closing Date. Delayed Draw Term Loans shall not be made available if any Interim Term Loan Amount is outstanding. No amount of Term Loans once repaid may be reborrowed.

B. Revolving Credit Facility

Use of Proceeds:	The proceeds of loans under the Revolving Credit Facility (the “Revolving Loans”) shall be utilized for working capital, capital expenditures and general corporate purposes, provided that a portion of the proceeds of the Revolving Credit Facility in an amount to be agreed by the Borrower and the Agents may be utilized to pay amounts owing to effect the Acquisition or the Refinancing or to pay fees and expenses incurred in connection with the Transaction. Any such proceeds may only be used to fund interest expense accruing under the CMBS to the extent such proceeds are permitted to be invested or distributed pursuant to the investment or restricted payment covenants and all funds in the interest reserve established in connection with the CMBS (or available under a letter of credit provided in lieu thereof) have been depleted and/or drawn.

Maturity:	The final maturity date of the Revolving Credit Facility shall be 6 years from the Closing Date (the “Revolving Loan Maturity Date”).

Availability:	Revolving Loans may be borrowed, repaid and reborrowed on and after the Closing Date and prior to the Revolving Loan Maturity Date in accordance with the terms of the definitive credit documentation governing the Credit Facilities. Revolving Loans shall not be made available if any Interim Term Loan Amount is outstanding.

Letters of Credit:	A portion to be negotiated of the Revolving Credit Facility will be available for the issuance of stand-by and trade letters of credit (“Letters of Credit”) to support obligations of the Borrower and its subsidiaries. Maturities for Letters of Credit will not exceed twelve months in the case of standby Letters of Credit or 180 days in the case of trade Letters of Credit, renewable annually thereafter in the case of standby Letters or Credit and, in any event, shall not extend beyond the tenth business day prior to the Revolving Loan Maturity Date.

Swingline Loans:	A portion of the Revolving Credit Facility in an amount to be mutually agreed shall be available prior to the Revolving Loan Maturity Date for swingline loans (the “Swingline Loans” and, together with Revolving Loans and Term Loans, the “Loans”) to be made by CS (in such capacity, the “Swingline Lender”) on same-day notice. Any Swingline Loans will

Exhibit A

reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. Each Lender under the Revolving Credit Facility shall acquire an irrevocable and unconditional pro rata participation in each Swingline Loan.

II. Terms Applicable to All Credit Facilities

Administrative
Agent:	CS (in such capacity, the “Administrative Agent”).

Joint Lead Arrangers
and Joint Book
Running Managers:	CS Securities and DB Securities (in such capacity, collectively, the “Joint Lead Arrangers”).

Lenders:	CS, DB and/or a syndicate of lenders arranged by CS Securities and DB Securities and reasonably satisfactory to the Borrower (the “Lenders”).

Guaranties:	Holdings and each direct and indirect wholly-owned subsidiary of Holdings (other than (i) the Borrower, (ii) so long as the Interim Term Loan Amount is not advanced on the Closing Date, the borrower under the CMBS and any subsidiaries of such borrower that guaranty the CMBS (such entities being restricted non-Guarantor subsidiaries under the Credit Facilities) and (iii) additional exceptions to be agreed) (each, a “Guarantor” and, collectively, the “Guarantors”) shall be required to provide an unconditional guaranty of all amounts owing under the Credit Facilities (the “Guaranties”). Such Guaranties shall be consistent with major sponsor precedent and otherwise in form and substance reasonably satisfactory to the Borrower and the Agents and shall, to the extent requested by the Agents, also guarantee the Borrower’s and its subsidiaries’ obligations under interest rate swaps/foreign currency swaps or similar agreements with a Lender or its affiliates (the “Secured Hedging Agreements”). All Guaranties shall be guarantees of payment and not of collection. Notwithstanding anything to the contrary contained above, no entity shall be required to provide a Guarantee (or constitute a Guarantor) (x) to the extent prohibited by applicable law or, in the case of any subsidiary of the Target which is not a guarantor of the Target’s existing credit agreement, existing contract, or (y) if the Agents reasonably agree that such entity is immaterial or that the cost of providing a guarantee by such entity exceeds the benefit to the Lenders of the respective guarantee.

In addition, any Guarantor (other than Holdings) subject to “white wash” or similar requirements will be provided a reasonable period to complete such procedures, including, if necessary, a post-closing period to be mutually agreed.

Exhibit A

Security:	All amounts owing under the Credit Facilities and (if applicable) the Secured Hedging Agreements (and all obligations under the Guaranties) will be secured by (x) a first priority perfected security interest in all equity interests and promissory notes owned by Holdings, the Borrower and the Guarantors, (y) a first priority perfected security interest in substantially all other tangible and intangible assets (including, without limitation, receivables, inventory, equipment, contract rights, management rights and revenues, securities, patents, trademarks, other intellectual property, cash, bank and securities deposit accounts and material owned real estate) owned by the Borrower and the Guarantors, and (z) so long as the CMBS has not been consummated, first priority mortgages, pledges and other liens on the Properties and other assets contemplated to be collateral pursuant to the CMBS Commitment (the “CMBS Collateral”) (all of the foregoing in (x), (y) and/or (z), the “Collateral”), subject (in each case) to exceptions to be agreed, including with respect to assets subject to permitted existing liens; provided that, (x) other than with respect to CMBS Collateral, control agreements shall not be required over bank and securities deposit accounts, (y) pledges of equity interests in non-subsidiary joint ventures shall not be required to the extent prohibited by the applicable joint venture documentation or project level financing documentation, in each case to the extent the respective prohibition is not rendered ineffective under applicable law (provided that, in such instances, indirect pledges shall be required), and (z) when the funding under the CMBS Commitment occurs (i.e, at least $2,380 million of initial funding and a total commitment of $2,880 million, plus any Windstorm Tranche), all assets subject to liens or restrictions on liens pursuant to the CMBS shall be excluded from the Collateral; provided further that, in any case where clause (y) of the preceding proviso limits the equity interests in non-subsidiary joint ventures pledged, the Borrower and the Guarantors shall, upon the request of the Joint Lead Arrangers, use their reasonable efforts (although they shall not be required to make payments or other economic concessions to third parties to obtain such consents) to obtain any consents to the granting of security interests as contemplated hereby (before giving effect to the preceding proviso) and shall, in any event, ensure that indirect pledges are provided.

Under the CMBS Commitment, the “Additional Windstorm Amount” may be (i) supported by letters of credit (the “Windstorm LOCs”) and/or a guarantee by Holdings[3] (the “Windstorm Guarantee”) or (ii) funded with additional loan proceeds made available under the CMBS (the “Windstorm Tranche”) and deposited into a segregated reserve account (the “Insurance Reserve Account”). Neither the Borrower nor any direct or indirect subsidiary of the Borrower may have liability for

[3]	Such guarantee is further described in the CMBS Commitment under “Borrower Covenants” – Pargraph (3)(iv)(II).

Exhibit A

reimbursement obligations under the Windstorm LOCs, the Windstorm Tranche shall be no greater than $200.0 million and the Insurance Reserve Account shall act as cash collateral for the CMBS. Pursuant to the CMBS Commitment, Holdings shall be obligated upon any draw being made on such Windstorm LOCs to provide additional or replacement letters of credit in order to ensure that the aggregate amount of the Windstorm LOCs is not less than the “Additional Windstorm Amount”. If any amounts are drawn from the Insurance Reserve Account (other than to repay the CMBS), the Sponsors or Holdings (as contemplated by the CMBS Commitment) shall be obligated to replenish such amounts (the “Replenishment Obligation”). The Replenishment Obligation shall be evidenced by guarantees in favor of the Lenders and the lenders under the CMBS in form and substance reasonably acceptable to the Lenders (the “Replenishment Guarantees”).[4]

All documentation (collectively referred to herein as the “Security Agreements”) evidencing the security required pursuant to the immediately preceding paragraph shall be in form and substance consistent with major sponsor precedent and otherwise reasonably satisfactory to the Borrower and the Agents, and shall effectively create first priority security interests, mortgages and other liens in the property purported to be covered thereby subject to permitted liens and except as otherwise provided for above or in the Commitment Letter. Such documentation shall include an automatic release of properties from such liens in connection with dispositions permitted under the Credit Agreement.

Incremental
Facilities:	The credit documentation will permit the Borrower to add one or more incremental term loan facilities to the Credit Facilities (each, an “Incremental Term Facility”) and/or increase commitments under the Revolving Credit Facility (any such increase, an “Incremental Revolving Facility”; the Incremental Term Facilities and the Incremental Revolving Facilities are collectively referred to as “Incremental Facilities”) in an aggregate amount of up to $250,000,000; provided that (i) no Lender will be required to participate in any such Incremental Facility, (ii) no event of default or default exists or would exist after giving effect thereto, (iii) all financial covenants would be satisfied on a pro forma basis on the date of incurrence and for the most recent determination period, after giving effect to such Incremental Facility and other customary and appropriate pro

[4]	Pursuant to the CMBS Commitment, the Borrower may elect to provide a replenishment guaranty from Holdings in lieu of the Sponsors in which event (i) the pricing of the Windstorm Tranch would increase as contemplated in the CMBS Commitment, and (ii) the Credit Facilities would be subject to the pricing and structural flexibility contemplated by the Side Letter dated as of the date hereof.

Exhibit A

forma adjustment events, including any acquisitions or dispositions or repayment of indebtedness after the beginning of the relevant determination period but prior to or simultaneous with the borrowing under such Incremental Facility, (iv) the maturity date of any such Incremental Term Facility shall be no earlier than the maturity dates of the Term Facilities, (v) the weighted average life to maturity of any such Incremental Term Facility is equal to or in excess of the then longest maturing tranche of term loans, (vi) no Interim Term Loan Amount is outstanding, and (vii) any Incremental Revolving Facility shall be on terms and pursuant to documentation applicable to the Revolving Facility and any Incremental Term Facility shall be on terms and pursuant to documentation to be determined, provided that, to the extent such terms and documentation are not consistent with the Term Facilities (except to the extent permitted by clause (iv) or (v) above), they shall be reasonably satisfactory to the Joint Lead Arrangers.

Optional Commit-
ment Reductions:	The unutilized portion of the total commitments under the Credit Facilities may (so long as no Interim Term Loan Amount is outstanding), upon three business days’ notice, be reduced or terminated by the Borrower without penalty in minimum amounts to be agreed.

Voluntary
Prepayments:	Voluntary prepayments may be made at any time on three business days’ notice in the case of Eurodollar Loans, or one business day’s notice in the case of Base Rate Loans (or same day notice in the case of Swingline Loans), without premium or penalty, in minimum principal amounts to be agreed; provided that voluntary prepayments of Eurodollar Loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs. Voluntary prepayments of Term Loans shall apply to reduce, first, any Interim Term Loan Amount, and then future scheduled amortization payments of the Term Loans as the Borrower shall elect.

Mandatory
Repayments/
Commitment
Reductions:	Mandatory repayments of Term Loans shall be required from (a) 100% of the proceeds (net of taxes and costs and expenses in connection with the sale) from non-ordinary course asset sales (including, without limitation, insurance and condemnation proceeds) by Holdings and its subsidiaries (subject to baskets, reinvestment exceptions and exceptions to be negotiated, including (so long as no Interim Term Loan Amount is outstanding) 100% reinvestment right if committed to reinvest within 15 months of such sale or disposition so long as, if such reinvestment is after such 15 month period, such reinvestment is completed within 180 days thereafter), (b) 100% of the net proceeds from issuances of debt (with

Exhibit A

exceptions to be mutually agreed upon, including in any event any permitted debt) by Holdings and its subsidiaries, (c) 50% (so long as any Interim Term Loan Amount is outstanding, 100%) (with reductions based on meeting a leverage test to be agreed and so long as no default or event of default under the Credit Facilities is in existence) of annual excess cash flow (to be defined to the reasonable satisfaction of the Agents) of Holdings and its subsidiaries, provided, that (i) all excess cash flow attributable to the CMBS Borrower and its subsidiaries prior to the period in which the CMBS Borrower has satisfied the 1.2x DSCR test in the CMBS Commitment shall be applied as a mandatory repayment of the Term Loans, and (ii) the amount of any interest reserve maintained in connection with the CMBS that is released to the CMBS Borrower shall be included in the calculation of excess cash flow during the period in which such funds are released, and (d) to the extent the Interim Term Loan Amount is funded, 100% of the proceeds of the CMBS received after the Closing Date shall be applied to repay the Interim Term Loan.

All mandatory repayments of Term Loans made pursuant to clauses (a)- (c) above shall apply to reduce, first, any Interim Term Loan Amount, and then future scheduled amortization payments of the Term Loans in a manner to be agreed. In addition, (i) if at any time the outstandings pursuant to the Revolving Credit Facility (including Letter of Credit outstandings and Swingline Loans) exceed the aggregate commitments with respect thereto, prepayments of Revolving Loans and/or Swingline Loans (and/or the cash collateralization of Letters of Credit) shall be required in an amount equal to such excess and (ii) after giving effect to the consummation of the Transaction on the Closing Date, all unutilized commitments under the Term Loan Facility (if any) shall be terminated in their entirety.

Holdings, the Borrower and the Guarantors (collectively, the “Loan Parties”) shall covenant and agree (and take all action reasonably requested by the Agents to ensure) that all excess cash available to be distributed from all unrestricted subsidiaries, restricted non-Guarantor subsidiaries and joint ventures (or other investments) are distributed to the Loan Parties on a periodic basis as reasonably acceptable to the Agents.

Interest
Rates:	At the Borrower’s option, Loans may be maintained from time to time as (x) Base Rate Loans, which shall bear interest at the Base Rate in effect from time to time plus the Applicable Margin (as defined below) or (y) Eurodollar Loans, which shall bear interest at the Eurodollar Rate (adjusted for maximum reserves) as determined by the Administrative Agent for the respective interest period plus the Applicable Margin, provided, that (I) all Swingline Loans shall bear interest only based upon the Base Rate and (II) until the earlier to occur of (i) the 30th day following the Closing Date or (ii) the date upon which the Lead Arranger

Exhibit A

shall determine in its sole discretion that the primary syndication of the Credit Facilities has been completed, Eurodollar Loans shall be restricted to a single one month interest period at all times, with the first such interest period to begin not sooner than 3 business days (nor later than 5 business days) after the Closing Date and with any subsequent Interest Periods to begin on the last day of the prior one month interest period theretofore in effect.

“Applicable Margin” shall mean a percentage per annum equal to (x) in the case of Term Loans (A) maintained as Base Rate Loans, 1.50%, and (B) maintained as Eurodollar Loans, 2.50%, and (C) if the Interim Term Loan has not been paid in full on the Initial Interim Loan Maturity Date (i.e., the date that is three (3) months after the Closing Date), then all Term Loans shall be maintained as Eurodollar Loans and shall have an Applicable Margin of 7.50% during the first six* months following the Interim Loan Maturity Date and 12.50% thereafter; (y) in the case of Revolving Loans (A) maintained as Base Rate Loans, 1.50%, and (B) maintained as Eurodollar Loans, 2.50% and (z) in the case of Swingline Loans, 1.50%. So long as no default or event of default exists under the Credit Facilities (and so long as no Interim Term Loan Amount is outstanding), the Applicable Margin for Term Loans, Revolving Loans and Swingline Loans shall be subject to step-downs to be determined (but, in any event, not commencing until the delivery of the Borrower’s financial statements in respect of its first fiscal quarter ending at least six months after the Closing Date) (x) based on meeting certain Leverage Ratios to be agreed (and tested on a quarterly basis), in the case of Revolving Loans and Swingline Loans and (y) based on meeting certain financial or ratings tests to be agreed (and tested on a quarterly basis), in the case of Term Loans.

* The six month periods shall be extended up to forty-five (45) days to the extent Borrower previously requested an extension of the Initial Interim Loan Maturity Date.

“Base Rate” shall mean the higher of (x) the rate that the Administrative Agent announces from time to time as its prime lending rate, as in effect from time to time, and (y) 1/2 of 1% in excess of the overnight federal funds rate.

Interest periods of 1, 2, 3 and 6 months or, to the extent agreed to by all Lenders with commitments and/or Loans under a given tranche of the Credit Facilities, 9 or 12 months, shall be available in the case of Eurodollar Loans. Only interest periods of 1 month shall be available in the case of Interim Term Loans.

The Credit Facilities shall include customary protective provisions for such matters as defaulting banks, capital adequacy, increased costs,

Exhibit A

reserves, funding losses, illegality and withholding taxes; provided that gross-ups will not be required for taxes that are imposed on any Lender’s overall net income by the jurisdiction of such Lender’s applicable lending office (other than any such taxes imposed on gross-up payments). The Borrower shall have the right (so long as no Interim Term Loan Amount is outstanding) to replace any Lender that (i) seeks compensation in respect of increased costs or withholding taxes, (ii) defaults in making any Loan or (iii) refuses to consent to certain amendments or waivers of the Credit Facilities which expressly require the consent of such Lender and which have been approved by the Required Lenders.

Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each calendar quarter (or, so long as any Interim Term Loan Amounts remain outstanding, monthly in arrears on the last business day of each month). Interest in respect of Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months (or, so long as any Interim Term Loan Amounts remain outstanding, monthly in arrears on the last business day of each month). Interest will also be payable at the time of repayment of any Loans and at maturity. All interest on Base Rate Loans, Eurodollar Loans and commitment fees and any other fees shall be based on a 360-day year and actual days elapsed.

Default Interest:	Overdue principal shall bear interest at a rate which is 2% in excess of the rate otherwise applicable thereto. Overdue interest and other amounts shall bear interest at a rate per annum equal to the rate which is 2% in excess of the rate otherwise applicable to Base Rate Loans of the respective tranche under the Credit Facilities. Such interest shall be payable on demand.

Commitment Fee:	A commitment fee shall be payable on the daily unutilized commitments of each Lender under the Delayed Draw Term Loan Facility and the Revolving Credit Facility (with Revolving Loans (but not Swing Line Loans) and Letters of Credit being utilizations of the commitments), computed at a rate per annum for each day of 0.50%. Such commitment fee shall be due and payable in arrears on the last business day of each calendar quarter and on the date upon which all Loans under the Delayed Draw Term Loan Facility have been funded and all commitments under the Revolving Credit Facility are terminated. So long as no default or event of default exists under the Credit Facilities, the Commitment Fee applicable to the Revolving Credit Facility shall be subject to step-downs to be determined (but, in any event, not commencing until the delivery of the Borrower’s financial statements in respect of its two full fiscal quarters ending after the Closing Date) based on meeting certain Leverage Ratios to be agreed (and tested on a quarterly basis).

Exhibit A

Letter of Credit
Fees:	A letter of credit fee equal to the Applicable Margin for Revolving Loans maintained as Eurodollar Loans on the outstanding stated amount of Letters of Credit (the “Letter of Credit Fee”) to be shared proportionately by the Lenders under the Revolving Credit Facility in accordance with their participation in the respective Letter of Credit, and a facing fee of 1/4 of 1% per annum (but in no event less than $2,500 per annum for each Letter of Credit) (the “Facing Fee”) to be paid to the issuer of each Letter of Credit for its own account, in each case calculated on the aggregate stated amount of all Letters of Credit for the stated duration thereof. Letter of Credit Fees and Facing Fees shall be payable quarterly in arrears. In addition, the issuer of a Letter of Credit will be paid its customary administrative charges in connection with Letters of Credit issued by it.

Agent/
Lender Fees:	The Administrative Agent, the Lead Arranger and the Lenders shall receive such fees as have been separately agreed upon.

Assignments and
Participations:	Neither Holdings nor the Borrower may assign its rights or obligations under the Senior Secured Financing (except, in the case of the Borrower, pursuant to the Merger). Any Lender may assign, and may sell participations in, its rights and obligations under the Credit Facilities, subject (x) in the case of participations, to customary restrictions on the voting rights of the participants and (y) in the case of assignments, to such limitations as may be established by the Administrative Agent (including a minimum assignment of $1 million for Term Loans and $1 million for Revolving Loans (or, if less, the entire amount of such assignor’s commitments and outstanding Loans at such time), (ii) an assignment fee in the amount of $3,500 to be paid by the respective assignor or assignee to the Administrative Agent and (iii) the receipt of the consent of the Administrative Agent and, except in the case of an assignment to any Lender or its affiliates and so long as no Interim Term Loan Amount is outstanding and no payment or bankruptcy default or event of default exists under the Credit Facilities, the consent of the Borrower (such consent, in any such case, not to be unreasonably withheld). The Credit Facilities shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Credit Facilities and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment.

Waivers and
Amendments:	Amendments and waivers of the provisions of the loan documentation will require the approval of Lenders holding commitments and/or outstandings (as appropriate) representing more than 50% of the aggregate commitments and outstandings under the Credit Facilities (the “Required Lenders”), except that (a) the consent of each Lender affected thereby will

Exhibit A

be required with respect to (i) increases in its commitment amounts, (ii) reductions of its principal, interest or fees and (iii) extensions of final scheduled maturities or times for payment of interest or fees in respect of its loans, (b) the consent of all of the Lenders shall be required with respect to releases of all or substantially all of the collateral and guaranties and (c) class voting rights for Lenders under each affected tranche of the Credit Facilities shall be required for certain types of amendments and waivers; provided that if any of the matters described in clause (a) or (b) is agreed to by the Required Lenders, the Borrower shall (so long as no Interim Term Loan Amount is outstanding) have the right to either (x) substitute for any non-consenting Lender by having its Loans and commitments assigned, at par, to one or more other institutions, subject to the assignment provisions described above, or (y) with the consent of the Required Lenders (determined after giving effect to the respective termination), terminate the commitment of any non-consenting Lender, subject to repayment in full of all obligations of the Borrower owed to such Lender relating to the Loans and participations held by such Lender (the amount of such repayment shall be funded by new equity contributed by the Sponsors).

Documentation;
Governing Law:	The definitive documentation with respect to the Credit Facilities will be prepared by Latham & Watkins LLP, as counsel to the Administrative Agent, and shall be consistent with the terms of the Commitment Letter and the Term Sheet and shall not contain (a) any condition precedent, other than the conditions precedent set forth in this Exhibit A or in Exhibit B to the Commitment Letter, or (b) any material representation or warranty, affirmative or negative covenant or event of default not set forth in the Commitment Letter including this Exhibit A the accuracy, compliance or absence, respectively, of or with which would, in the case of either clause (a) or (b), be a condition precedent to the initial borrowing under the Credit Facilities. All documentation shall be governed by the internal laws of the State of New York (except security documentation that the Administrative Agent reasonably determines should be governed by local law).

Conditions Precedent:
A.	To Extensions of Credit on Closing Date
As provided in Exhibit B.
B.	To All Extensions of Credit (other than, for purposes of clause (ii) below, those made on the Closing Date, and subject to the limitations set forth in the Commitment Letter)

Exhibit A

	(i)	All representations and warranties shall be true and correct in all material respects on and as of the date of each borrowing of a Loan and each issuance of a Letter of Credit (although any representations and warranties which expressly relate to a given date or period shall be required to be true and correct in all material respects as of the respective date or for the respective period, as the case may be), before and after giving effect to such borrowing or issuance and to the application of the proceeds therefrom, as though made on and as of such date.

	(ii)	No event of default under the Credit Facilities or event which with the giving of notice or lapse of time or both would be an event of default under the Credit Facilities, shall have occurred and be continuing, or would result from any borrowing of a Loan or issuance of a Letter of Credit.

Representations
and Warranties:	Those representations and warranties which are usual and customary for these types of facilities, including, without limitation: (i) corporate status, (ii) power and authority, (iii) no violation or conflicts, (iv) governmental and third-party approvals, (v) financial statements, (vi) absence of a material adverse change[5], (vii) consolidated Closing Date solvency, (viii) absence of material litigation, (ix) true and complete disclosure, (x) use of proceeds and compliance with Margin Regulations, (xi) tax returns and payments, (xii) compliance with ERISA, environmental law, general statutes, etc., (xiii) ownership of property, (xiv) perfection of security interests under Security Agreements, (xv) inapplicability of Investment Company Act, (xvi) intellectual property, franchises, etc., and (xviii) maintenance of insurance.

Covenants:	Those covenants applicable to Holdings, the Borrower and the restricted subsidiaries usual and customary for these types of facilities (with customary exceptions and baskets to be agreed upon, with special-purpose “holding company” covenants to apply to Holdings and with certain covenants to be more restrictive so long any Interim Term Loan Amount is outstanding as reasonably requested by the Agents consistent with the operating budget approved by the Agents) including:

	(i)	Limitations on other indebtedness (including contingent liabilities) and liens (with (i) exceptions for property-specific financings subject to limitations to be agreed, (ii) subordinated debt unlimited (with outside maturity, comparable terms as favorable as customary high yield notes and consistent with existing credit

[5]	For purposes of the initial funding on the Closing Date, this representation will be tied to the definition of “Material Adverse Effect” contained in the Acquisition Agreement.

Exhibit A

facility), no default and pro forma compliance with financial covenants), (iii) purchase money and project debt, in amounts to be agreed, and subject to no default and pro forma compliance with financial covenants, to finance or refinance (within time periods to be agreed) the construction or acquisition (and certain substantial improvements) of fixed or capital assets, provided that the security interests shall be limited to the respective fixed or capital assets and certain reasonably related assets (e.g., related contract rights and proceeds), and (iv) a general basket to be agreed).

(ii)	Limitations on mergers and acquisitions and dispositions of assets (with unlimited ability to effect Permitted Acquisitions (with the definition thereof to be mutually agreed) subject to (i) no default and (ii) pro forma compliance with financial covenants; provided that, prior to the first date upon which financial covenants are tested, if the test set forth in preceding clause (ii) is not satisfied, Permitted Acquisitions which decrease total leverage shall be permitted subject to a cap to be agreed. For purposes of this Annex, and unless otherwise expressly provided, where pro forma compliance with financial covenants is required to be tested for any period prior to the first period for which the relevant financial covenant is tested, the initial covenant levels shall be deemed applicable unless otherwise agreed by the Borrower and the Agents, and with asset dispositions subject to an asset sale covenant (and application of proceeds requirements, except that mandatory prepayments pursuant to the Credit Facilities would be required) similar to those applicable to high yield notes.

(iii)	Limitations on sale-leaseback transactions.

(iv)	Limitations on dividends and other restricted payments (with restricted payments permitted subject to no default, in the amount of up to $10 million, with such basket increasing to $20 million after one year and to $50 million after two years, such amounts applicable for the life of the loan (the “RP Basket”), and, in each case, plus, the unused portion of Build-Up (defined below); provided that the use of any unused Build-Up pursuant to clauses (ii) of the definition thereof below to make restricted payments shall be subject to meeting leverage tests to be agreed). The available RP Basket and the Build Up (if any), in that order, shall be reduced on a dollar-for-dollar basis by the sum of (the “Offset Amount”) (i) the amount, if any, that the Borrower, Holdings or any Guarantor funds on account of CMBS debt service prior to Maturity, and (ii) the amount of payments made (or payments treated as being required in accordance with GAAP) under any credit support (e.g., completion guarantee, non-recourse guarantee, in-balance requirement, etc.) provided by the Borrower, Holdings

Exhibit A

or any Guarantor in respect of the CMBS facility or otherwise (other than payments made with funds provided by Holdings or the Sponsors in support of the Windstorm Guarantees or Replenishment Guarantees); provided that payments on account of any such credit support shall be limited to an amount that shall not exceed the aggregate amount of availability under the RP Basket, the Build Up and investment baskets described below (with corresponding reductions of such baskets as a result of such credit support payments as provided herein).

(v)	Limitations on voluntary prepayments of permitted subordinated indebtedness and amendments thereto.

(vi)	Limitations on transactions with affiliates (including payments to the Sponsors and their affiliates).

(vii)	Limitations on investments (including investments in joint ventures, partnerships and non-Guarantor subsidiaries), with appropriate arrangements for real estate development, acquisitions and joint ventures to be agreed, and in any event so long as no default exists or would exist immediately after giving effect thereto, the following investments shall be permitted:

• investments pursuant to a general investment basket of $400 million (life of loan) plus (i) net cash proceeds of new equity issuances, plus (ii) retained excess cash flow of the Loan Parties (including distributions received by the Loan Parties from unrestricted subsidiaries and on account of joint venture interests and after all required mandatory repayments) or 50% of consolidated net income of the Loan Parties (to be mutually agreed by the Borrower and Agents prior to finalization of definitive documentation) (collectively, for the amounts described in preceding clauses (i) through (ii), the “Build-Up”); provided that the use of any available Build-Up pursuant to clauses (ii) of the definition thereof to make investments shall be subject to meeting leverage tests to be agreed; provided further that prior to the First Covenant Test (as defined below), any investments in excess of $300 million (other than investments made with the use of any available Build-Up pursuant to clauses (i) of the definition thereof) will be subject to meeting a financial test to be agreed (such amount in excess of $300 million, the “Restricted Investment Amount”). Available Build-Up will be net of usage of same for restricted payments or capital expenditures below.

Exhibit A

•	$400 million basket for investments in Singapore project or, if same does not occur, another Destination Resort (with definition to be agreed).

•	To the extent the Sponsors or Holdings are required to fund any amounts under the Replenishment Guarantees and desire to characterize such funding as a capital contribution, investments in the borrower under the CMBS shall be permitted only to the extent of any funds actually received by the Borrower from the Sponsors or Holdings in respect of such Replenishment Guarantees. The foregoing shall not apply to the Windstorm Guarantee.
To the extent the available RP Basket and the Build Up have been reduced to zero by a portion of the Offset Amount, the remaining sum of the Offset Amount shall be applied on a dollar-for-dollar basis in the following order: first, to reduce the $400 million general investment basket referenced above (with the Restricted Investment Amount being reduced to zero first without regard to the any financial test); and second, to reduce the $400 million Singapore investment basket
Unrestricted subsidiaries will be permitted, and certain investments in them to be agreed (including real property valued in a manner TBD) will flow through the investment covenant. Concurrently with (and as a condition to) the making of any such investment permitted under the credit documentation as contemplated herein, the Lenders shall receive a security interest in such investment; provided, however, that a direct security interest will be subject to the extent permitted by applicable law, applicable joint venture documentation and applicable joint venture project financing documentation (and the Borrower and applicable Unrestricted subsidiaries shall use commercially reasonable efforts to ensure that the applicable joint venture documentation and project financing documents permits direct pledges of such investment).
(viii)	Maintenance of existence and properties; corporate separateness.

(ix)	Financial Covenants limited to the following:
(a)	Maximum Total Net Debt to EBITDA; and

(b)	Minimum Interest Coverage Ratio.
The first covenant test to commence at March 31, 2008 (the “First Covenant Test”), determined on a rolling four quarter basis and with step-ups and step-downs to be determined, with covenant levels to be set to reflect a cushion of 25% from the agreed “base case model”. The definitive documentation for the Credit

Exhibit A

Facilities will contain, among other things, language to be reasonably mutually agreed by the lead arrangers and the Borrower providing that for purposes of covenant compliance, the Borrower may (i) with respect to openings or re-openings of projects by the Borrower and its subsidiaries during any four-quarter period being tested, elect to make appropriate adjustments to EBITDA to an extent and in a manner to be agreed to reflect the seasonally adjusted performance of such projects for such period as if such project had been open on a stabilized basis since the beginning of such period, (ii) with respect to committed works in process of the Borrower and its subsidiaries that are being funded by them (and not covered in preceding clause (i)), to be able to get a credit against debt for leverage purposes (and associated interest expense) reflecting the value so deployed to an extent and in a manner to be agreed, and (iii) in the case of business interruptions such as weather, be able to make certain add-backs to an extent and in a manner to be agreed.

(x)	Limitations on capital expenditures (excluding (x) certain maintenance capital expenditures and growth capital expenditures to be agreed and (y) excluding permitted acquisitions and permitted investments and capital expenditures made with the available Build-Up, and with to-be-agreed upon carry-forward and pro forma increases for new acquisitions/properties)).

(xi)	Adequate customary insurance coverage[6].

(xii)	ERISA covenants.

(xiii)	Financial reporting, notice of environmental, ERISA-related matters, defaults and material litigation and visitation and inspection rights.

(xiv)	Compliance with laws, including environmental and ERISA.

(xv)	Payment of taxes.

(xvi)	Limitation on changes in nature of business.

(xvii)	For a period of at least two years following the Closing Date, at least 50% of the total consolidated debt of Holdings and its subsidiaries shall (x) bear interest at a fixed rate of interest and/or (y) be subject to interest rate protection agreements reasonably satisfactory to the Agents.

[6]	The insurance covenants required by the CMBS Commitment shall apply at any time the Interim Facility is outstanding.

Exhibit A

(xviii)	Use of proceeds.

(xix)	If the Target is the surviving corporation of the Merger, the execution and delivery of an appropriate acknowledgement and assumption agreement by Target upon consummation of the Merger.

(xx)	If same is not accomplished on the Closing Date (and any related closing condition is waived by the Agents), an affirmative covenant requiring (x) the execution and delivery of Guaranties and Security Agreements, and the taking of all actions required to create a first-priority perfected security interest in all assets of the Borrower and the Guarantors, as and to the extent required above under the heading “Security”, and (y) Holdings, the Borrower, each Guarantor and their Subsidiaries to take all commercially reasonable actions necessary to satisfy the conditions precedent to the initial funding under the CMBS Commitment, and not take or permit or suffer to exist or occur any action or omission inconsistent with satisfaction of the conditions precedent to the initial funding under the CMBS Commitment in each case as soon as reasonably practicable but not later than 60 days following the Closing Date (or such longer period as may be agreed to by the Administrative Agent).

(xxi)	If same is not accomplished on or prior to the Closing Date, within 60 days after the Closing Date, either (x) the indenture pursuant to which the Target’s outstanding 6-3/4% Senior Subordinated Notes due 2015 are outstanding (the “Existing Senior Subordinated Notes Indenture”) shall have been amended to eliminate substantially all covenants contained therein or (y) the Existing Notes outstanding pursuant to the Existing Senior Subordinated Notes Indenture shall have been discharged or defeased in accordance with the terms of the Existing Senior Subordinated Notes Indenture.

For purposes of determining compliance with the financial covenants, any cash equity contribution (which equity shall be common equity or other equity on terms and conditions reasonably acceptable to the Administrative Agent) made to Holdings after the Closing Date and on or prior to the day that is 10 days after the day on which financial statements are required to be delivered for a fiscal quarter will, at the request of the Borrower and provided that the proceeds thereof have been contributed to the Borrower as cash common equity, be included in the calculation of EBITDA for the purposes of determining compliance with financial covenants at the end of such fiscal quarter and applicable subsequent periods (any such equity contribution so included in the calculation of EBITDA, a “Specified Equity Contribution”), provided that (a) in each four fiscal quarter period, there shall be a period of at least two

Exhibit A

consecutive fiscal quarters in respect of which no Specified Equity Contribution is made, (b) the amount of any Specified Equity Contribution shall be no greater than the amount required to cause the Borrower to be in compliance with the financial covenants and (c) all Specified Equity Contributions shall be disregarded for purposes of determining pricing and any baskets (and pro forma calculations for taking certain actions) with respect to the covenants contained in the credit documentation.

Events of Default:	Those events of default usual and customary for these types of facilities, including, without limitation, a change of control (to be defined consistent with major sponsor precedent and otherwise to the reasonable satisfaction of the Borrower and the Agents) of Holdings or the Borrower; provided that the cross-default event of default shall exclude any default under the Existing Senior Subordinated Notes Indenture resulting from the consummation of the Senior Secured Financing for a period of no more than 60 days after the Closing Date or, if sooner, the first date upon which the actions required to be taken under clause (xxii) under the heading “Covenants” above have been completed.

Indemnification:	The documentation for the Senior Secured Financing will contain customary indemnities for the Administrative Agent, the Lead Arranger, the Lenders and their respective employees, agents and affiliates (other than as a result of such person’s gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable decision).

Stamp/Transfer Tax:	Any stamp, transfer or mortgage recording tax payable upon origination, securitization (as applicable) or foreclosure of the Credit Facilities, or any portion thereof, shall be payable by the Borrower.

EXHIBIT B
CONDITIONS PRECEDENT TO
THE CREDIT FACILITIES
Under the definitive credit documentation for the Credit Facilities, the initial borrowings under the Credit Facilities shall be subject to the following conditions precedent:
(i)	Documentation of the Credit Facilities shall be consistent with the Term Sheet and the Commitment Letter and shall have been executed and delivered to CS and DB.

(ii)	The terms of the Acquisition Agreement shall be reasonably satisfactory in all material respects to the Agents (it being agreed that the form of the Acquisition Agreement dated April 30, 2006 is satisfactory to the Agents), and such documentation shall be in full force and effect. The Acquisition shall have been consummated, or substantially simultaneously with the initial borrowings under the Credit Facilities shall be consummated, in accordance with the Acquisition Agreement, and all conditions precedent to the consummation of the Acquisition, as set forth in the documentation relating thereto, shall have been satisfied or (subject to the following clause) waived, and no condition material to the interests of the Lenders shall have been waived except with the consent of the Agents (such consent not to be unreasonably withheld or delayed).

(iii)	Holdings shall have received not less than 34% of the total amount of the pro forma consolidated capitalization of Holdings after giving effect to the Transaction as if the CMBS (as defined below) and the other Financing Transactions (as defined below) have funded in the maximum amount contemplated to occur at the Closing Date (as defined below) from the Equity Investors (which shall consist of at least $860.5 million of cash (of which at least $760.5 million shall be funded at the Closing Date), rollover equity provided by Solomon Kerzner and Howard B. Kerzner in the amount of $275.0 million, and rollover equity provided by Istithmar in the amount of $364.5 million), with the balance to constitute cash contributions, and Holdings shall have (x) contributed as a common equity contribution all proceeds of the Equity Financing to the Borrower or (y) otherwise caused such proceeds to be applied to finance the Transaction.

(iv)	After giving effect to the consummation of the Transaction, Holdings and its subsidiaries shall have no outstanding preferred equity or indebtedness, except for (i) indebtedness incurred pursuant to the CMBS and the Senior Secured Financing, (ii) the Non-Tendered Existing Notes, if any, (iii) indebtedness of any FIN 46 Subsidiary (i.e., an entity that is not more than 50% directly or indirectly owned by Holdings and is treated as a subsidiary under US GAAP solely as a result of the application of FIN 46) and any existing guarantees thereof by the Target or any of its subsidiaries which are permitted by the terms of the Target’s existing credit agreement as in effect on the date of the Commitment Letter, (iv) the payment and completion guarantees currently contemplated under the construction loan arrangements with respect to Residences at Atlantis project and (v) such other existing indebtedness and preferred stock, if any, as shall be agreed by the Agents and the Borrower (together with the Non-Tendered Existing Notes, the “Existing Indebtedness”), and all stock of the Borrower shall be owned by Holdings free and clear of liens (other than those securing the Senior Secured Financing).

Exhibit B

(v)	There not having occurred since December 31, 2004, a “Material Adverse Effect on the Company” (as defined in the Acquisition Agreement).

(vi)	All costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation contemplated hereby, payable, on or prior to the Closing Date, to the Agents and the Lenders shall have been paid to the extent due.

(vii)	Except as otherwise provided in and subject to the seventh paragraph of the Commitment Letter, (x) the Guaranties and Security Agreements required hereunder shall have been executed and delivered in form, scope and substance reasonably satisfactory to the Agents and (y) the Lenders shall have a first priority perfected mortgage, security interest and/or other lien in all assets of the Borrower and the Guarantors as and to the extent required by Exhibit A to the Commitment Letter.

(viii)	The Lenders shall have received (x) reasonably satisfactory legal opinions (including, without limitation, New York counsel), (y) a customary solvency certificate, in form and substance reasonably satisfactory to the Agents, from the chief financial officer of Holdings and (z) customary certificates, resolutions and other customary closing documentation.

(ix)	The Agents having a period of not less than 30 days following the delivery to the prospective lenders of a complete confidential information memorandum with respect to the Credit Facilities to market and syndicate the Senior Secured Financing, and the Agents being reasonably satisfied that prior to and during the syndication of the Senior Secured Financing there shall be no competing offering, placement, or arrangement of any debt securities or bank financing (including refinancings and renewals of debt but excluding the CMBS) by or on behalf of Holdings or any of its subsidiaries (including the Target.).
The following additional conditions shall apply to the availability of any funds or loans to be made under the Delayed Draw Term Loan Facility and the Revolving Credit Facility:
(x)	The CMBS shall have been consummated (or will be consummated concurrently with the closing of the Senior Secured Financing) and the gross cash proceeds available in respect of the CMBS shall equal the aggregate amount of $2,880 million[7], with $2,380 million[8] actually funded (calculated before underwriting fees).

(xi)	The Interim Term Loan Amount (and all interest and other amounts accrued in respect thereof) shall have been paid in full.

[7]	The aggregate amount of the CMBS may be increased by the “Windstorm Tranche” (as defined in the Term Sheet).

[8]	May increase to as much as $2,480 million to the extent up to $100.0 million of the required $860.5 million of cash is committed but not funded on the Closing Date.